Exhibit 12.1
LaSalle Hotel Properties
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands, except ratio data)
(unaudited)

	For the year ended December 31,
	2014	2013	2012	2011	2010
					(A)
Net income (loss) attributable to common shareholders	$197,561	$70,984	$45,146	$12,934	$(24,793)
Discontinued operations	0	0	0	(796)	851
Income tax expense	2,306	470	9,062	7,048	5,075
Noncontrolling interests	652	320	281	(1)	(191)
Fixed charges	73,848	75,550	74,999	70,115	63,454
Impairment of investment in hotel property	0	0	0	0	8,427
Amortization of capitalized interest	690	683	840	792	749
Distributions from unconsolidated entities	0	0	0	0	0
Capitalized interest	(400)	(649)	(370)	(459)	(200)
Earnings	$274,657	$147,358	$129,958	$89,633	$53,372
Fixed Charges
Interest	$54,459	$55,263	$50,981	$38,737	$35,593
Loss on extinguishment of debt	2,487	0	0	0	0
Capitalized interest	400	649	370	459	200
Amort. of discounts and capitalized cost related to indebtness	2,169	2,253	1,915	967	907
Preference security dividends	14,333	17,385	21,733	29,952	26,754
Total fixed charges and preference security dividends	$73,848	$75,550	$74,999	$70,115	$63,454
Ratio of earnings to combined fixed charges and preferred share dividends	3.72	1.95	1.73	1.28	0.84

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2010 was approximately $10,082.